FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

450, 5th Street

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2005.

The Toronto-Dominion Bank

(Translation of registrant’s name into English)

c/o General Counsel’s Office

P.O. Box 1, Toronto Dominion Centre,

Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: August 4, 2005	By:	/s/ Rasha El Sissi
Name: Rasha El Sissi
Title: Associate Vice President, Legal

2

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[LOGO]

[GRAPHIC]	Building on Strength	[GRAPHIC]

TD Banknorth	Bill Ryan
Analyst Conference	Chairman, President and CEO
August 3, 2005	Peter Verrill
Chief Operating Officer

Note on Forward-Looking Information	[LOGO]

This presentation contains certain forward-looking statements with respect to the financial condition, results of operations and business of TD Banknorth.  Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements.  Forward-looking statements are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited, to, changes in general economic conditions, interest rates, deposit flows, loan demand, competition, legislation or regulation and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and accounting and technological factors affecting TD Banknorth’s operations.  In addition, acquisitions may result in large one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties.  Investors are encouraged to access TD Banknorth’s periodic reports filed with the Securities and Exchange Commission for financial and business information regarding TD Banknorth, including information which could affect TD Banknorth’s forward-looking statements. TD Banknorth does not undertake any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

2

Today’s Agenda

Overview of TD Banknorth	Bill Ryan
Peter Verrill

Hudson United	Steve Boyle
Wendy Suehrstedt

Commercial Lending/Risk Management	John Fridlington
Ed Schreiber

Questions and Answers

3

Who is TD Banknorth Inc.?

•                  Headquartered in Portland, Maine

•                  Approximately 55% owned by TD Bank Financial Group (TD)

•                  Over 7,800 employees

•                  $32 billion in assets as of 6/30/05

•                  More than 1.3 million households throughout New England and upstate New York

•                  Diversified loan and deposit base with emphasis on retail and commercial banking, investments and insurance

•                  Community-banking model based on local decision-making and superior service

•                  Poised for growth

4

TD Banknorth Vision – Simple & Clear

Our vision is to be the premier community financial services company in the Northeast …

5

Solid Financial Services Franchise in New England and New York

•                  Nearly 400 branches and 550 ATMs

•                  30 Wealth Management offices

•                  71 Bancnorth Investment Group offices*

•                  27 Banknorth Insurance Group offices

[GRAPHIC]

*Based on number of reps. housed in the branches as well as in centralized locations.  In association with Bancnorth Investment Group Inc., a subsidiary of PrimeVest Financial Services, Inc.

6

Significant Expansion in CT and Natural Extension into the Mid-Atlantic Region

	Deposits ($MM)	Branches	ATMs
TD Banknorth	$19,921	386	550
Hudson United	6,254	204	201
Pro Forma	$26,175	590	751

[GRAPHIC]

7

Community Banking Model

•                  Bank presidents in each state responsible for all major decisions affecting their customers and communities;

•                  Local decision-making authority and loan authority;

•                  React and make decisions quickly;

•                  Superior local service;

•                  Target both the middle/small business commercial market and consumer market;

•                  Deposit gathering focused on core deposits;

•                  Cross sell additional services including insurance and investments.

8

How We’re Organized

Bill Ryan

Peter Verrill	Carol Mitchell	David Ott	Mickey Greene	Wendy Suehrstedt	John Fridlington

Finance	Human Resources	Bank Presidents	Insurance	Retail Banking	Commercial Lending
Risk Management	Facilities	Small Business	Wealth Management	Direct Banking	Large Corporate/ABL
Technology	Legal	Mortgage	Investment Planning	Electronic Banking	Leasing
Operations		Marketing			International
eCommerce					Cash Management
Investor Relations					Government Banking
Strategic Planning					Consumer Lending
Merchant Services

9

Consistently Strong Performance

•                  10 consecutive years of operating EPS growth;

•                  Strong profitability

•                  29% cash ROE as of 6/30/05

•                  51% cash efficiency ratio as of 6/30/05

•                  Consistent, strong core loan and deposit growth;

•                  Low-risk fee income growth with emphasis on loan and deposit fees, investment and insurance agency revenue;

•                  Superior asset quality.

10

What Differentiates TD Banknorth?

•                  Strong management team with a proven track record.

•                  We do what we say we’ll do.

•                  Well-positioned for both organic and acquisition growth in higher growth markets in the Northeast.

•                  Access to capital to implement growth strategy as part of TD.

•                  Superior asset quality.

11

Do What We Say We’ll Do…

•                  On March 1, 2005, sold 51% of the company to TD;

•                  As a result of TD Banknorth buybacks completed in March of 2005, TD now owns approximately 55% of the company;

•                  Strategic rationale of the sale to TD was to allow us to continue to grow in New England and potentially beyond;

•                  With the recent announcement of the acquisition of Hudson United Bancorp, we are doing exactly what we told you we would do.

12

Key Performance Measures 2000 -2004

Peter Verrill

Chief Operating Officer

13

Strong Loans & Deposit Growth

Loans

$ Billions

[CHART]

Loan and Lease Yields

2000	2001	2002	2003	2004
8.57%	7.97%	6.69%	5.65%	5.29%

Deposits

$ Billions

[CHART]

Interest-Bearing Deposit Rates

2000	2001	2002	2003	2004
4.13%	3.51%	2.05%	1.34%	1.08%

14

Commercial Loans by State 2002 - 2004

[CHART]

	State
	MA	ME	NH	VT	CT	NY

2004	46	17	13	11	10	4
2003	42	18	14	12	10	4
2002	41	19	15	13	7	5

Source: TD Banknorth 2004 10-K.

15

Loans by Type 2002 - 2004

[CHART]

	Commercial RE	Consumer	Commercial	Residential RE
	Mortgages	Loans and	Business Loans	Mortgages

2004	34	29	21	17
2003	33	29	20	18
2002	32	28	20	20

Source: TD Banknorth 2004 10-K.

16

Deposits by Type 2002 - 2004

[CHART]

	Now and money	Non-interest		Certificates of
	markets accounts	bearing deposits	Regular Savings	deposits and

2004	41	21	14	25
2003	38	19	14	29
2002	38	18	12	33

Source: TD Banknorth 2004 10-K.

17

Other Income Growth and Improved Efficiency

Noninterest income

(excluding securities gains/(losses)

$ Millions

[CHART]

Cash efficiency ratio

[CHART]

Cash Efficiency Ratio excludes securities gains/(losses), merger and consolidation costs, prepayment penalties on borrowings, and amortization of intangible assets.

18

Diversified Noninterest Income

Noninterest Income by Type as of 12/31/04

[CHART]

Source: TD Banknorth 2004 10-K.

19

Solid Earnings Growth

Cash Operating Earnings*

$ Millions

[CHART]

* Earnings excluding merger and consolidation costs, deleveraging losses and the amortization of identifiable intangible assets.

20

EPS Growth Per Diluted Share

[CHART]

* Earnings excluding merger and consolidation costs, deleveraging losses and the amortization of identifiable intangible assets.

21

Strong Asset Quality

NPA’s as a % of Total Assets

[CHART]

NPA’s as a % of Total Assets have remained relatively stable while Total Assets have increased by 57% from 2000-2004.

Net charge-offs as a % of Avg. Loans

[CHART]

22

History of Successful Acquisitions

•                  Acquisitions are a core competency

•                  TD Banknorth utilizes a disciplined and conservative acquisition model

•                  Acquisitions must be accretive in the first full year

•                  All acquisitions have met or exceeded financial targets

•                  Completed 25 acquisitions since 1987

•                  10 acquisitions completed since 2000 in higher growth markets of Massachusetts and Connecticut

•                  11 insurance agency acquisitions since 1997.

•                  Same integration team has been working together for the past 15 years

23

Note on Non-GAAP Financial Information

This presentation contains financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s management uses these non-GAAP measures in its analysis of the Company’s performance.  These measures typically adjust GAAP performance measures to exclude the effects of charges and expenses related to the consummation of mergers and acquisitions and costs related to the integration of merged entities, as well as the amortization of intangible assets in the case of “cash basis” performance measures. These non-GAAP measures also may exclude other significant gains or losses that are unusual in nature, such as security gains and prepayment penalties incurred in connection with deleveraging strategies.  Because these items and their impact on the Company’s performance are difficult to predict, management believes that presentations of financial measures excluding the impact of these items provide useful supplemental information that is essential to a proper understanding of the operating results of the Company’s core businesses.  These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures which may be presented by other companies.

24

Additional Information about the Transaction

This presentation may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of TD Banknorth and shareholders of Hudson United are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of TD Banknorth and shareholders of Hudson United. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations.

TD Banknorth, Hudson United and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Banknorth’s directors and executive officers is available in TD Banknorth’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United’s directors and executive officers is available in Hudson United’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

25

TD Banknorth Inc. and Subsidiaries Reconciliation Table – Non-GAAP Financial Information

						YTD
(In thousands, except per share data)	2000	2001	2002	2003	2004	June 05

Net income before extraordinary item and cumulative effect of accounting change	$191,734	$242,982	$298,638	$350,759	$304,643	$129,671
Add back merger and consolidation costs, net of tax
Merger related	27,305	2,460	7,486	5,710	40,765	26,865
Securities restructuring	10,331	—	—	—	51,560	41,453
Change in unrealized loss on derivitives	—	—	—	—	—	(4,332)
Branch closings	902	1,272	(260)	(35)	—	—
Charter consolidation	—	633	2,340	—	—	—
Write-down (adjustment) of auto lease residuals	2,405	580	—	(400)	(370)	—
Contract termination - merchant processing	2,009	—	—	—	—	—
Excluding merger and consolidation costs, securities restructuring, and change in unrealized loss on derivatives	$234,686	$247,927	$308,204	$356,034	$396,598	$193,657
Amortization of intangibles, net of tax	17,423	18,434	4,220	5,815	5,608	27,241
Cash basis, excluding merger and consolidation costs, securities restructuring, change in unrealized loss on derivatives, and amortization of intangibles.	$252,109	$266,361	$312,424	$361,849	$402,206	$220,898

Diluted earnings per share, before extraordinary item and cumulative effect of accounting change	$1.32	$1.68	$1.99	$2.15	$1.75	$0.72
Effects of merger and consolidation costs, net of tax	0.30	0.07	0.07	0.03	0.23	0.15
Excluding merger and consolidation costs	$1.62	$1.75	$2.06	$2.18	$1.98	$0.87
Effects of change in unrealized loss on derivitives	—	—	—	—	—	(0.02)
Effects of deleveraging, net of tax	—	—	—	—	0.30	0.23
Excluding merger and consolidation costs, securities restructuring, and change in unrealized loss on derivatives	$1.62	$1.75	$2.06	$2.18	$2.28	$1.08
Amortization of intangibles, net of tax	0.12	0.13	0.03	0.03	0.03	0.15
Cash basis, excluding merger and consolidation costs, securities restructuring, change in unrealized loss on derivatives, and amortization of intangibles.	$1.74	$1.88	$2.09	$2.21	$2.31	$1.23

Non Interest Income	$211,188	$240,505	$274,508	$367,159	$339,799	$142,891
Net gains(losses) on sales of securities	(15,456)	1,329	7,282	42,460	(7,701)	(49,036)
Lower of cost or market adjustments	—	—	—	—	—	(7,114)
Change in unrealized loss on derivitives	—	—	—	—	—	6,664
Excluding net securities gains (losses)	$226,644	$239,176	$267,226	$324,699	$347,500	$192,377

Efficiency Ratio	61.67%	55.34%	54.10%	53.09%	60.09%	68.41%
Effects of securities gains and prepayment penalties on borrowings	1.15%	-0.08%	-0.37%	-0.69%	-5.16%	-6.02%
Effect of merger and consolidation costs	-7.48%	-0.67%	-0.64%	-0.69%	-3.88%	-5.52%
Effects of change in unrealized loss on derivitives	—	—	—	—	—	0.66%
Excluding securities gains, prepayment penalties on borrowings, change in unrealized loss on derivatives, and merger and consolidation costs	55.34%	54.59%	53.09%	51.71%	51.05%	57.53%
Effects of amortization of intangibles	-2.53%	-2.40%	-0.61%	-0.77%	-0.67%	-6.30%
Cash basis, excluding securities gains, prepayment penalties on borrowings, change in unrealized loss on derivatives, merger and consolidation costs, and amortization of intangibles	52.81%	52.19%	52.48%	50.94%	50.38%	51.23%

26

[LOGO]

[GRAPHIC]	Building on Strength	[GRAPHIC]

Hudson United...A	Steve Boyle
Platform for Growth	Chief Financial Officer

August 3, 2005	Wendy Suehrstedt
EVP and Chief Retail Banking Officer

Note on Forward-Looking Information	[LOGO]

This presentation contains certain forward-looking statements with respect to the financial condition, results of operations and business of TD Banknorth.  Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements.  Forward-looking statements are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited, to, changes in general economic conditions, interest rates, deposit flows, loan demand, competition, legislation or regulation and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and accounting and technological factors affecting TD Banknorth’s operations.  In addition, acquisitions may result in large one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties.  Investors are encouraged to access TD Banknorth’s periodic reports filed with the Securities and Exchange Commission for financial and business information regarding TD Banknorth, including information which could affect TD Banknorth’s forward-looking statements. TD Banknorth does not undertake any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

Hudson United… More Than Just the Map!

	Deposits ($MM)	Branches	ATMs
TD Banknorth	$19,921	386	550
Hudson United	6,254	204	201
Pro Forma	$26,175	590	751

[GRAPHIC]

But the map is pretty good!

What’s Been Covered to Date

•                  Great Markets

•                  Wealth

•                  Growth

•                  Diversity

•                  Break-out of New England creates more options

•                  Organic growth – existing locations

•                  De Novo fill-in

•                  Acquisitions – small, large, north, south, east or west

Additional Detail on the Hudson Transaction

•                  Solidly commercial franchise

•                  Nominal mortgages

•                  Lower than average CDs

•                  Correct entry into a competitive market;

•                  Cost saves achievable;

•                  Franchise investment plan more than sufficient;

•                  Significant revenue enhancements exist

C&I Loans Comprise 45% of Hudson United’s Total Loan Portfolio

($ in millions)

	TD Banknorth		Hudson United		Combined
	Loans	%	Loans	%	Loans	%

C&I	$4,095	21%	$2,174	45%	$6,268	26%
Commercial Real Estate	6,559	33	1,131	24	7,690	31
Consumer	5,607	29	1,006	21	6,613	27
Residential Real Estate	3,389	17	119	2	3,508	14
Credit Cards	—	—	378	8	378	2

Total Loans	$19,650	100%	$4,807	100%	$24,457	100%
Less: Loan Loss Reserves	(228)		(60)		(288)
Net Loans	$19,422		$4,748		$24,169
Yield	5.60%		6.26%		5.73%

Source: Company filings. Data as of or for the quarter ended March 31, 2005.

Note: Combined numbers do not include purchase accounting or pro forma adjustments.

Hudson United Has a Commercial Bank Deposit Base That is Similar to TD Banknorth’s

($ in millions)

	TD Banknorth		Hudson United		Combined
	Deposits	%	Deposits	%	Deposits	%

Non-Interest Bearing	$4,216	21%	$1,320	21%	$5,535	21%
NOW, Savings & MMDA	10,871	55	3,220	51	14,092	54
Non-Brokered Time Deposits	4,753	24	1,286	21	6,039	23
Brokered Time Deposits	81	0	428	7	509	2

	$19,921	100%	$6,254	100%	$26,175	100%
Cost	0.92%		1.10%		0.96%

Source: Company filings. Data as of or for the quarter ended March 31, 2005.

Note: Combined numbers do not include purchase accounting or pro forma adjustments.

Hudson United Peer Analysis – Deposit Base More Like a Commercial Bank

Noninterest
Bearing Deposits/
Total Deposits (1)

Thrifts
Idependence Community	15.5%
New York Community	6.5
Astoria	2.0
Sovereign	14.6
Webster Financial	13.0

Banks
North Fork Bancorp	20.3%
M&T Bank Corporation	23.3
Commerce Bancorp	25.5
Mercantile Bankshares	28.2
Fulton Financial	19.8
Valley National	23.9
Susquehanna	17.0

Thrift Average	10.3%
Bank Average	22.6

Hudson United Bancorp	20.6%
TD Banknorth Inc.	22.9%

(1) Source: SNL Securites for most recent quarter reported.

Correct Entry into Competitive Markets

•                  Fixed costs already positioned

•                  Capacity to handle substantially more volume

•                  Modest rate-sensitive base to disintermediate

•                  Generally good locations and facilities (excepting deferred maintenance)

•                  BNK retail team visited 95% of Hudson locations during due diligence

•                  Can/will achieve scale as we have in CT/MA

•                  Allows for:

•                  Aggressive pricing, product set

•                  Excellent return on variable investments

Similar Experience in MA and CT

($ in millions)

	BNK Expansion in MA
	2004	2003	2002	2001	2000	1999

Total Deposits	$7,064	$5,664	$4,962	$3,088	$3,117	$2,203
Market Share	4.09%	3.29%	3.24%	2.26%	2.32%	1.68%
Rank	5	6	6	6	5	8

	BNK Expansion in CT
	2004	2003	2002	2001	2000	1999

Total Deposits	$2,460	$2,542	$287	$260	$239	$232
Market Share	3.33%	3.63%	0.45%	0.43%	0.41%	0.39%
Rank	8	6	34	36	35	37

Source: Lehman Bros.

Hudson United Average Branch Size

Market	Hudson United	Market Average
	($ in millions)	($ in millions)

Connecticut	$38.5	$61.9

Northern New Jersey (1)	$30.7	$69.0

Hudson River Valley (2)	$40.4	$62.0

Philadelphia MSA	$22.7	$54.7

Average deposits per TD Banknorth branch are $51 million.

Source: SNL Financial. Data as of June 30, 2004.

(1)       Includes Bergen, Passaic, Essex and Hudson counties.

(2)       Includes Orange, Dutchess, Westchester, Putnam, Ulster, Rockland and Sullivan counties.

Cost Saves Realistic – In Line With Other Recently Announced Deals

Announce		In Mkt/	Deal	Announced
Date	Acquiror / Target	Out-of-Mkt	Value ($MM)	Cost Saves
7/6/2005	Zions Bancorp / Amegy	Out-of-Market	$1,702	18%
6/13/2005	BNP Paribas Group/ Commercial Federal	Out-of-Market	1,360	21
3/7/2005	Capital One Financial / Hibernia	Out-of-Market	5,351	21
8/2/2004	Fifth Third Bancorp/ First Natl Bkshs of FL	Out-of-Market	1,530	35
5/7/2004	SunTrust Banks / National Commerce Finl	In-Market	7,433	20
2/16/2004	National City / Provident Financial Group	In-Market	2,134	25
2/15/2004	North Fork / GreenPoint Financial (inc. Greenpoint Mtg.)	In-Market	6,396	19
1/26/2004	Sovereign Bancorp / Seacoast Financial	In-Market	1,100	35
11/24/2003	Independence Comm. Bank / Staten Island Bancorp	In-Market	1,474	40
6/27/2003	New York Community / Roslyn Bancorp	In-Market	1,579	28
1/21/2003	BB&T / First Virginia Banks	In-Market	3,376	40
	Mean			27%
	Median			25

	Mean of In-Market Transactions			30%
	Mean of Out-of-Market Transactions			24

	BNK / HU		$1,912	25%

Note: Includes all transactions announced since 1/1/03 with deal value between $1 billion and $10 billion and with cost saves disclosed.

Cost Saves Consistent with Our Experience

($ in millions)

							Deal Value /	Estimated
Announce		Deal	Assets (1)		Acquiror	Target Assets /	Acquiror	Cost Savings
Date	Prior Acquisitions (2)	Value	Buyer	Target	Mkt. Cap (1)	Combined	Mkt. Cap	Ratio
6/20/2004	Banknorth Group Inc./ BostonFed Bancorp Inc.	$195	$26,880	$1,668	$5,322	5.8%	3.7%	35.0%
12/7/2003	Banknorth Group Inc./ CCBT Financial Cos.	299	25,741	1,353	5,218	5.0	5.7	25.0
11/24/2003	Banknorth Group Inc./ Foxborough Savings Bank	91	25,741	231	5,286	0.9	1.7	35.0
9/2/2003	Banknorth Group Inc./ First & Ocean Bancorp	51	25,750	256	4,594	1.0	1.1	35.0
8/21/2002	Banknorth Group Inc./ American Financial Holdings	744	21,261	2,895	4,002	12.0	18.6	25.0
4/10/2002	Banknorth Group Inc./ Bancorp Connecticut Inc.	159	21,077	663	3,968	3.0	4.0	25.0
2/26/2002	Banknorth Group Inc./ Ipswich Bancshares Inc.	42	21,077	321	3,647	1.5	1.1	25.0
6/10/2001	Banknorth Group Inc./ Andover Bancorp Inc.	340	18,252	1,799	2,937	9.0	11.6	25.0
6/10/2001	Banknorth Group Inc./ MetroWest Bank	166	18,252	914	2,937	4.8	5.7	25.0
6/1/1999	Peoples Heritage/ Banknorth Group Inc.	778	12,594	4,339	1,874	25.6	41.5	30.0
7/19/1998	Peoples Heritage/ SIS Bancorp Inc.	430	7,310	1,794	2,227	19.7	19.3	25.0
10/26/1997	Peoples Heritage/ CFX Corp.	710	6,056	2,821	1,185	31.8	59.9	25.0
6/23/1997	Peoples Heritage/ Atlantic Bancorp	72	5,458	470	1,006	7.9	7.1	52.0
5/30/1996	Peoples Heritage/ Family Bancorp	107	3,302	887	336	21.2	31.8	18.0
10/24/1995	Peoples Heritage/ Bank of New Hampshire Corp.	171	3,037	960	355	24.0	48.0	20.0
2/21/1995	Peoples Heritage/ Bankcore, Inc.	20	2,783	133	232	4.6	8.6	15.0

				Mean		11.1%	16.8%	27.5%
				Median		6.9	7.9	25.0

	TD Banknorth / Hudson United	$1,912	$32,135	$8,850	$5,189	21.6%	36.8%	25%

(1) Assets at announcement of transaction.

(2) TD Banknorth Inc. is the successor to Banknorth Group, Inc. which was formerly named Peoples Heritage Financial Group, Inc.

Cost Saves Achievable

•                  Our efficiency ratio is 50.5%; Hudson United’s is 55.7%

•                  Pro forma efficiency ratio is 49.4% including the retail franchise investments

•                  Approximately 45% of Hudson United’s core non-interest expense are in support and overhead areas

•                  Assuming 50% cost saves in support areas require only 5% from branch consolidation and line efficiencies.

•                  Back office salaries and occupancy in Maine are 25% lower than NJ.

•                  Maine tax incentives also reduce cost

Revenue Enhancements - Retail

General -Add focus, stability, products and marketing/brand awareness to Hudson United

Specifically:

•                  Introduce free checking

•                  Currently 81% of BNK’s new checking accounts and 79% of BNK’s checking base

•                  Hudson United Checking and Banking fees are currently 60bp of deposits; BNK’s are 88 bps.

•                  Emphasize Home Equities, currently 9% of Hudson United’s outstandings vs. BNK’s 17%

•                  Expand indirect auto – 4% of outstandings for Hudson United vs. BNK 9%

Revenue Enhancements – Commercial

General – Build on solid base by adding credit support and additional lenders

Specifically:

•                  Introduce swap program – currently 37bps of commercial loans at BNK

•                  Add lenders to improve loan growth – Hudson United 8% vs. BNK’s 10%

•                  Combined balance sheet will allow for larger loans

•                  Expand trade finance product set with TD

•                  Flatiron to finance TD Banknorth Insurance Group customers

Revenue Enhancements - other

BNK is significantly larger in insurance, wealth management, and investment planning (8% of BNK’s revenue vs. 1% for Hudson United)

BNK has capital to back growth of Hudson Untied niche businesses:

•                  Flatiron – insurance premium finance

•                  Shoppers Charge – white label credit cards

Buyback Update

•                  Excess capital is available for share buybacks;

•                  Management believes that opportunities will exist for TD Banknorth to repurchase shares;

•                  However, the SEC’s Reg M prohibits repurchases during specified periods following the announcement of a stock acquisition;

•                  In addition, the safe harbor provisions of Rule 10b-18 are not available until completion of the transaction;

•                  As such, we do not intend to purchase TD Banknorth stock until after the completion of the Hudson United transaction.

Summary

•                  Comfortable with assumptions in the model

•                  Confident that this is the right entry point into NY metro market

•                  Enhances our strategic options

•                  When executed should provide meaningful opportunities for accelerated organic growth

Hudson United

It’s All About Execution!

Wendy Suehrstedt

EVP and Chief Retail
Banking Officer

Successful Conversion

•                  Long history of successful conversion efforts

•                  Several previous successful conversions of financial institutions of the same or greater proportional magnitude

• Bank of New Hampshire	35% of PHFG deposit base
• CFX	40% of PHFG deposit base
• Banknorth	44% of PHFG deposit base
• Hudson United	33% of BNK deposit base

•                  Large acquisition readiness review

•                  Review of process and governance

•                  Infrastructure readiness

•                  Departmental assessments

Build a Strong Team

•                  Retain strong personnel

	TD Banknorth	Hudson United	Benchmark
	2004	2004	2000*
Total Turnover	20.2%	36.6%	24.9%
Total Exempt	11.8%	24.4%	14.7%
Total nonexempt	24.9%	45.2%	32.4%

Total Retail Turnover	27.1%	45.3%
Total Retail Exempt	11.5%	29.0%
Total Retail Nonexempt	31.1%	53.5%

*Saratoga Institute Human Capital Benchmarking Report 2000.

Hudson United top 3 reasons for leaving:

•                  Turnover of Retail leadership

•                  No compensation structure

•                  No career path

Build a Strong Team

•                  Ensure appropriate staffing is in place to grow

	TD Banknorth	Hudson United

Deposits per Retail Employee	$6.2MM	$4.9MM

• Estimated additional incentive spend:

• Estimated base pay adjustment spend:	$5,000,000 - $8,000,000

• Estimated additional sales staff spend:

Build Strong Brand and Name Awareness

•                  TD Banknorth successful track record

	2002	2004	% Change

Massachusetts Name Recognition	52.5%	76.3%	45%

Connecticut Name Recognition	18.4%	46.8%	154%

Total MA/CT Marketing Spend	$3,200,000	$4,050,000	26.5%

	Annual Pre-Tax
	Marketing Expense (1)
	as a Percentage of:
	Assets		Deposits
M&T Bank	6.2	bps	9.2	bps
TD Banknorth	8.9		13.3
Commerce Bancorp	11.9		13.1
Mercantile Bankshares	5.8		7.8
Fulton Financial	6.2		8.8
Valley National	7.4		10.6
Webster Financial	7.9		12.7
Chittenden	5.7		6.9
Susquehanna	9.3		13.5
Provident Bankshares	14.3		24.9
First Commonwealth Financial	6.0		9.7

Average	8.1	bps	11.9	bps

Hudson United Bancorp	7.6	bps	10.9	bps
TD Banknorth	8.9	bps	13.3	bps

(1)                               Most recent fiscal year reported.

•                  Incremental marketing expense increase scenarios:

13.3 bp of 12/04 deposits	$8,275,000
13.3 bp on $10.2B deposit base	$13,500,000
($50MM average deposit base per branch, 204 branches)

Incremental increase over 2004 marketing spend:	$1,400,000 - $6,600,000

Incremental increase over 3-yr average annual marketing spend:	$3,000,000 - $8,300,000

Build on Commercial Success

•                  Core Hudson United Commercial Business

•                  Strong management

•                  Solid results

Commercial loan outstanding balance growth
2002	5.4%
2003	16.3%
2004	5.5%

Build on Commercial Success

•                  TD Banknorth proven track record of consistent commercial success

	Commercial loan outstanding	Commercial loan outstanding
	balance growth excluding	balance growth including acquisition
	acquisition impact	impact
2002	11.5%	18.4%
2003	10.4%	13.6%
2004	10.3%	15.5%

•                  TD Banknorth commercial recruitment success:

•                  26 experienced lenders added since January, 2003 to maximize market opportunity.

Build on Specialty Business Success

•                  Private Label Credit Card

•                  Strong management

•                  Strong results

•                  Insurance Premium Financing

•                  Strong management

•                  Strong results

Enhance Retail Sales Culture

•                  Increase sales training

	TD Banknorth	Hudson United
	2004	2004
Total training spend per Retail employee	$1,350	$1,110

Additional $300,000 spend would even the training investment per Retail employee.

•                  Establish sales goals

•                  Establish supporting incentive plan, reward & recognition programs

•                  Strengthen sales management, coaching skills, process

•                  Track and monitor results

Enhance Retail Sales Culture

•                  TD Banknorth successful track record

Connecticut Same Store Sales Growth

Qtr 3 & 4 2004 vs. Qtr 3 & 4 2003
DDA Account Openings	12.7%
DDA Deposit Growth	53.5%
Consumer Loan Originations	10.0%
Small Business Loan Originations	50.9%

Underscore Strong Customer Service

•                  TD Banknorth outperforms the competition as a whole on all touch points

Touch Point Satisfaction (%8-10) - Customers v. All Non-customers

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•                  TD Banknorth’s Problem Resolution efforts outperform those of our competitors’

Problem Resolution Feature High Scores (%8-10) - Customers v. Non-customers

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Ensure Strong Regulatory Compliance

•                  TD Banknorth successful track record

•                  TD Banknorth feels it is in satisfactory compliance with respect to Bank Secrecy ACT/Anti-Money Laundering as well as all other regulations

•                  TD Banknorth transitionary compliance oversight

•                  Conduct testing for compliance with BSA/AML and CIP

•                  Conduct quarterly testing for data integrity

•                  Consult with Hudson United regarding scope and timing of other compliance testing

Retail Investment

•                  Early thoughts on likely incremental investments to ensure success:

Annual Incremental Expense
Marketing & Promotions	$4,000,000-$8,000,000
Base Pay Adjustments/Incentives/Staff Adds	$5,000,000-$8,000,000
Bricks & Mortar Improvements	$1,000,000-$3,000,000
TOTAL	$10,000,000-$19,000,000

Hudson United – Summary

•                  Hudson represents a significant market expansion opportunity;

•                  TD Banknorth can improve and grow the Hudson franchise;

•                  Hudson represents a low-risk transaction; and

•                  A sound investment.

Additional Information about the Transaction

This presentation may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of TD Banknorth and shareholders of Hudson United are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of TD Banknorth and shareholders of Hudson United. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations.

TD Banknorth, Hudson United and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Banknorth’s directors and executive officers is available in TD Banknorth’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United’s directors and executive officers is available in Hudson United’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

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[GRAPHIC]	[GRAPHIC]	Building on Strength	[GRAPHIC]

Commercial and		John Fridlington
Consumer Lending &		Chief Lending Officer
Risk Management		Edward Schreiber

August 3, 2005		Chief Risk Officer

Note on Forward-Looking Information	[LOGO]

This presentation contains certain forward-looking statements with respect to the financial condition, results of operations and business of TD Banknorth.  Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements.  Forward-looking statements are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited, to, changes in general economic conditions, interest rates, deposit flows, loan demand, competition, legislation or regulation and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and accounting and technological factors affecting TD Banknorth’s operations.  In addition, acquisitions may result in large one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties.  Investors are encouraged to access TD Banknorth’s periodic reports filed with the Securities and Exchange Commission for financial and business information regarding TD Banknorth, including information which could affect TD Banknorth’s forward-looking statements. TD Banknorth does not undertake any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

2

Lending Overview

•                  Nominal turnover in lending staff

•                  Senior lending positions have extensive experience

•                  Solid growth of the commercial portfolio

•                  Sustained growth of the consumer portfolio

3

Portfolio Information

•                  Average size loan relationship is approximately $850 thousand

•                  Number of borrowers: 17,767

•                  Geographic distribution

•                  MA and CT markets represent 56% of outstandings

•                  Asset based lending & corporate lending

4

Loan Approval Process

Non -Committee Approval

•                  Less than       $2.5 million - Signature Authority

•                  $2.5 million - $7.5 million -Local Management Loan Committee

•                  $7.5 million - $15  million - Senior Credit Committee

TD Banknorth Board Risk Committee Approval Limits

•                  No approval needed, just notification for 1 and 2 rated credits

•                  $20MM for 3,4,5 rated credits

•                  $15MM for 3,4,5 rated credits with significant policy exceptions

•                  $15MM for 6 rated credits

•                  Any credit relationship exceeding “hold limits”

5

TD Banknorth’s House Hold Limits

•                  $40 million for 1,2,3 rated credits

•                  $30 million for 4 rated credits

•                  $25 million for 5 rated credits

•                  $20 million for 6 rated credits

•                  Overall aggregate hold limit of $60 million

6

Top Relationships

•                  Twenty largest relationships

•                  Asset range from $54 million to $24 million

•                  Nonperforming

•                  Top 15 range from $4.4 million to $719 thousand

•                  Top industries

•                  Services

•                  Manufacturing – durable and non-durable

•                  Investment real estate: Office buildings and apartments

•                  Construction

7

Risk Management Organization at TD Banknorth

Departments included in Risk Management are;

•                  Loan Review

•                  Audit

•                  Compliance

•                  Credit Administration

•                  Appraisal

•                  Retail Credit Risk

•                  Portfolio Management & MIS

•                  Treasury and Operational Risk

8

Risk Management Overview (Credit)

•                  Seasoned Senior Credit Administration Staff

•                  Independent of the Lending Staff

•                  Staff is positioned throughout the footprint

•                  Strong working relationship with the lending staff

9

Portfolio Concentrations

• C & I	= 42% of outstandings & unfunded commitments
• CRE Owner	= 22% of outstandings & unfunded commitments
• CRE Investment	= 36% of outstandings & unfunded commitments

To assist in the management of concentrations, TD Banknorth has developed:

•                  “White Paper Process”

•                  Construction Data Base

•                  Commercial Data Base

10

Asset Quality at TD Banknorth

•                  Problem loan levels continue to remain stable

•                  Watch Credit loan levels continue to show minor changes over the last year

•                  Rate of downgrades within pass grades remains stable

11

Questions & Answers

12